Filed Pursuant to Rule 433
Registration No. 333-219651
March 22, 2018

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 22, 2018)

Issuer:	Mississippi Power Company
Security:	Series 2018B 3.95% Senior Notes due March 30, 2028
Expected Ratings:*	Ba1 (Positive)/A- (Negative)/BBB+ (Positive) (Moody’s/Standard & Poor’s/Fitch)
Size:	$300,000,000
Initial Public Offering Price:	99.721%
Maturity Date:	March 30, 2028
Treasury Benchmark:	2.75% due February 15, 2028
Benchmark Treasury Yield:	2.834%
Spread to Treasury:	115 basis points
Re-offer Yield:	3.984%
Optional Redemption
Make-Whole Call:	Prior to December 30, 2027 at T+20 basis points
Par Call:	On or after December 30, 2027 at 100%
Coupon:	3.95%
Interest Payment Dates:	March 30 and September 30 of each year, beginning September 30, 2018
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	605417 CB8/US605417CB81
Trade Date:	March 22, 2018
Expected Settlement Date:	March 27, 2018 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA LLC
Co-Managers:	CIBC World Markets Corp. Commerz Markets LLC Fifth Third Securities, Inc. PNC Capital Markets LLC Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.
Concurrent Offering:
$300,000,000 Series 2018A Floating Rate Senior Notes due March 27, 2020, expected to be issued on March 27, 2018. The closing of the offering of the Series 2018B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Mississippi Power Company collect at 1-404-506-0776, Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-2984-1322 or Mizuho Securities USA LLC toll free at 1-800-271-7403.